China Tianfeihong Wine, Inc.
1849 Licheng Middle Avenue, Longqiao Street, Chengxiang District
Putian City, Fujian Province, CHINA

February 28, 2014

Craig Slivka
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washing, DC 20549

Re:	China Tianfeihong Wine, Inc.
Form 8-K
Filed December 31, 2013
File No. 000-54843

Dear Mr. Craig Slivka:

On January 27, 2014, China Tianfeihong Wine, Inc. (the “Company”) received a letter from the Staff of the Securities and Exchange Commission (the “Commission”) (the “Letter”) in connection with the Form 8-K filed by the Company with the Commission on December 31, 2013. Due to the need of the Company to coordinate with its advisors, legal counsels, financial staff and auditors, all in multiple countries and jurisdictions, whose input is necessary for an adequate response to the Letter, the Company hereby requests an extension of the due date of the Company’s response to the Letter to March 21, 2014.

Comments or questions regarding this letter may be directed to the undersigned, Yue Cao Esq. of Eaton & Van Winkle LLP, at (212) 561-3617 or ycao@evw.com.

Sincerely,

/s/ Zhiliang Fang______
Zhiliang Fang
Chief Executive Officer

cc:           Yue Cao
Eaton & Van Winkle LLP